650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 4, 2012

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram Nudrat Salik Rufus Decker

Re:	SolarCity Corporation Amendment No. 2 to Registration Statement on Form S-1 Registration No. 333-184317

Ladies and Gentlemen:

On behalf of SolarCity Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing via EDGAR Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-184317) (the “Registration Statement”) in order to address the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 30, 2012 (the “Comment Letter”). We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean SolarCity.

For the Staff’s reference, we also will send via overnight courier a copy of Amendment No. 2 marked to show all changes from Amendment No. 1 to the Registration Statement filed on November 27, 2012.

Capitalization Table, page 39

1.	Please clearly show in the notes how you computed each pro forma and pro forma as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. Please also disclose with quantification the offsetting entry for each adjustment being made.

SolarCity Response:

AUSTIN    BRUSSELS    GEORGETOWN, DE     HONG KONG     NEW YORK     PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission

December 4, 2012

In response to the Staff’s comment, we have revised footnotes 1 and 2 on pages 39-40 to provide additional detail on the computations, assumptions and offsetting entries relating to the pro forma and pro forma as adjusted amounts.

2.	The second bullet point on the top of page 39 indicates that solely the conversion of outstanding shares of preferred stock results in 50,441,799 pro forma shares of common stock. The disclosures on page F-9 indicate that both the conversion of outstanding shares of preferred stock and the net exercise of outstanding Series C and F convertible redeemable preferred stock warrants results in 50,441,799 pro forma shares of common stock. Please revise your disclosures as necessary.

SolarCity Response:

In response to the Staff’s comment, we have revised the second bullet point on page 39 to clarify that the noted number of pro forma shares includes the shares issuable upon the net exercise of outstanding preferred stock warrants. We have made similar revisions where these share numbers appear on pages 10, 44, 137 and 142, consistent with the overall assumption described in the fifth bullet point on page 7.

Unaudited Financial Statements

Note 2. Summary of Significant Accounting Policies and Procedures

Unaudited Pro Forma Financial Information, page F-9

3.	You disclose the pro forma number of shares of common stock that would result from the net exercise of the outstanding Series C and Series F convertible redeemable preferred stock warrants and the automatic conversion of the convertible redeemable preferred stock outstanding. It appears that the pro forma number of shares of common stock disclosed is as of a particular balance sheet date rather than over a specific period. In this regard, please only disclose the pro forma number of shares of common stock as of September 30, 2012, which is the most recent balance sheet date, and please revise your disclosures to state that this represents the pro forma number of shares as of September 30, 2012 rather than for the nine months ended September 30, 2012.

SolarCity Response:

In response to the Staff’s comment, we have revised the referenced disclosure on page F-9.

Note 22. Basic and Diluted Net Income (Loss) Per Share

Unaudited Pro Forma Basic and Diluted Net Income (Loss) Per Share, page F-55

4.	Please clearly show in note (1) to the pro forma information how you calculated the amount of the deemed dividend to Series G preferred stock based on the disclosures you provide on page F-40

Securities and Exchange Commission

December 4, 2012

regarding the conversion price of the Series G preferred stock. Specifically, you disclose that the conversion price per share of the Series G preferred stock shall be reduced to a price equal to 60% of the price at which shares of common stock are sold to the public in the offering (before deducting underwriting discounts and commissions). However, the conversion price per share of the Series G preferred stock shall not be reduced to less than the then-effective conversion price per share of the Series F preferred stock and shall not be increased above the original conversion price as a result of an initial public offering. Please clearly show how you arrived at the conversion price of the Series G preferred stock including what consideration you gave to the then-effective conversion price of the Series F preferred stock.

SolarCity Response:

In response to the Staff’s comment, we have revised footnote 1 to the table on pages F-55-F-56 to provide additional detail on the calculation of the Series G preferred stock conversion price.

5.	Please clearly disclose how you arrived at the number of pro forma shares to reflect the assumed conversion of the convertible redeemable preferred stock and net exercises of Series C and Series F convertible redeemable preferred stock warrants on page F-55 for each period presented.

SolarCity Response:

In response to the Staff’s comment, we have added footnote 2 to the table on pages F-55-F-56 to provide additional detail on these share adjustments.

6.	Given that the amounts included in the line item currently labeled as net income (loss) are different than the net income (loss) amounts reported on your statements of operations and the presentation of this subtotal line item does not appear to be necessary in reconciling between net income (loss) attributable to common stockholders and net income (loss) used in computing pro forma net income (loss) per share attributable to common stockholders, please remove this line item.

SolarCity Response:

In response to the Staff’s comment, we have deleted the referenced line item on page F-55.

* * * *

Securities and Exchange Commission

December 4, 2012

Please direct any questions with respect to Amendment No. 2 and this letter to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation Robert D. Kelly, SolarCity Corporation Seth R. Weissman, SolarCity Corporation Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP